QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGE AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands, except ratio data)

		Year Ended December 31,
	Nine Months Ended September 30, 2003
		2002	2001	2000	1999	1998
Net income	$83,295	$62,475	$21,242	$34,420	$27,223	$23,252
Add:
Minority interest including Series D preferred unit distributions	24,020	27,887	13,468	23,341	18,618	16,000
Loss on extinguishment debt	550	1,260	16,624	3,147	2,762	422
Distributed income of equity investees	45,685	42,224	28,134	44,003	23,683	32,434
Fixed charges excluding capitalized interest and preferred dividends and distribution	53,406	48,156	53,731	55,710	49,498	46,366
Amortization of capitalized interest	1,592	1,941	1,661	2,865	821	793
Deduct:
Discontinued operations	(128)	(397)	(403)	(8)	—	—
Equity in earnings of equity investees	(15,785)	(30,509)	(12,398)	(16,224)	(12,287)	(4,579)

	$192,635	$153,037	$122,059	$147,254	$110,318	$114,688

Fixed Charges:
Interest expense including amortization of debt costs	$53,406	$48,156	$53,731	$55,710	$49,498	$46,366
Loss on extinguishment of debt	550	1,260	16,624	3,147	2,762	422
Capitalized interest	39,993	40,739	25,670	21,058	13,065	8,761

Total combined fixed charges	93,949	90,155	96,025	79,915	65,325	55,549
Preferred stock dividends (1)	19,354	2,555	—	—	—	—

Total fixed charges and preferred dividends	$113,303	$92,710	$96,025	$79,915	$65,325	$55,549

Ratio of earnings to combined fixed charges	2.1	1.7	1.3	1.8	1.7	2.1
Ratio of earnings to combined fixed charges and preferred dividends	1.7	1.7	1.3	1.8	1.7	2.1

(1)
Preferred dividends for the Company's Series A cumulative convertible preferred stock are being treated as interest expense consistent with the Company's financial statements. The dividends on the Series A cumulative convertible preferred stock recorded as interest expense were $6,177, $8,258 and $5,400 for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively. The Company did not have any preferred stock outstanding prior to 2001.

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGE AND PREFERRED STOCK DIVIDENDS (Dollars in thousands, except ratio data)